SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2003

BioProgress PLC

(Translation of registrant’s name into English)

HOSTMOOR AVENUE

MARCH, CAMBRIDGESHIRE

UNITED KINGDOM. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of November, 2003.

List of Exhibits:

1.	Press release regarding BioProgress announcing the execution of a letter of intent to enter a Global Strategic Alliance with a major US Pharma company.

BioProgress announces the execution of a letter of intent to enter a Global Strategic

Alliance with a major US Pharma company

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces today it has executed a letter of intent to enter into a global strategic alliance with a major US Pharmaceutical Company.

For commercial reasons the name of the US company must remain confidential at this time, but it is a global leader in the Over-the-Counter (OTC) medicines product sector. The Letter of Intent announced today is the culmination of several weeks of discussions and due diligence. It is anticipated that a formal agreement will be completed on or before January 31st 2004.

The Letter of Intent provides that the US company will purchase an exclusive license for one of the BioProgress XGEL® dosage forms in a specific market sector and for the geographic areas of North America and the European Union.

BioProgress will receive a royalty on sales of all products which use the dosage form. Furthermore, as sales volumes under this agreement are expected to be substantial, large volumes of the BioProgress proprietary film will be required. The Letter of Intent therefore also provides for the US company establishing a Pharmaceutical standard (cGMP) film manufacturing source in the USA to supply their own film requirements under the exclusive license. In addition, this new pharmaceutical standard (cGMP) source will exclusively supply BioProgress with film for its other technologies and customers in the North American market.

Graham Hind, Chief Executive of BioProgress, said, “This is an important agreement for BioProgress as it establishes yet another of our dosage form technologies with a major US customer. Within this agreement, specific products with known current volumes can be identified as candidates for our technology. We can therefore forecast our royalty revenues as the technology is progressively adopted and the product introduction programme is implemented.

Our US partner in this agreement is influential in the Industry and their adoption of the technology will substantially enhance the credibility of the dosage form and I believe will quicken its adoption by others outside of the exclusive license field. This agreement also provides BioProgress with exclusive access to pharmaceutical standard film production capacity in the North American Market. This will be seen as a major advantage to our prospective new and existing US based customers.”

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS

Dated: November 24, 2003	Elizabeth Edwards
Chief Financial Officer